Exhibit 99.1

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding (“MOU”), dated as of April 15, 2025, sets forth the basic understandings, concepts and terms of a proposed agreement between Universal Security Instruments, Inc., a Maryland corporation (“USI”), Ault & Company, Inc., a Delaware corporation (“A&C”), and solely for purposes of Section 6(e) herein, Harvey Grossblatt. USI, A&C and Mr. Grossblatt are sometimes referred to individually as a “Party” and collectively as the “Parties”.

AGREEMENT

In consideration of the mutual covenants and agreements herein set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

Section 1. Vote to Approve Proposals at USI’s Special Meeting of Stockholders.

(a)       A&C hereby agrees to vote the shares of USI’s common stock, $0.01 par value per share (the “Common Stock”), it owns and such shares of Common Stock that A&C has the power to vote as proxy pursuant to the Coordination Agreement, dated as of December 18, 2024, by and among A&C and the stockholders listed therein (the “Coordination Agreement”), in favor of the sale of all or substantially all of USI’s assets to Feit Electric Company, Inc. (“Feit”) pursuant to the terms of the Asset Purchase Agreement, dated October 29, 2024 (the “APA”), by and between USI and Feit (the “Asset Sale”), at USI’s special meeting of shareholders scheduled to be held on April 15, 2025, or at any such adjourned special meeting to vote on such matter (the “Meeting”).

(b)       A&C hereby agrees to vote the shares of Common Stock it owns and such shares of Common Stock that A&C has the power to vote as proxy pursuant to the Coordination Agreement in favor of the proposal to approve the liquidation and dissolution of USI pursuant to the terms of the Plan of Complete Liquidation and Dissolution attached as Annex B to the Proxy Statement on Form DEFM14A filed by USI with the U.S. Securities and Exchange Commission (“SEC”) on December 23, 2024, as amended, supplemented and modified as of the date hereof (the “Proxy Statement”) at the Meeting.

Section 2. Liquidation and Dissolution of USI. For a period of at least ninety (90) days following the approval of the Asset Sale by USI’s stockholders at the Meeting (the period between the date hereof and the end of such 90-day period, the “Negotiation Period”), notwithstanding USI’s stockholders vote to approve such proposal to liquidate and dissolve USI at the Meeting, USI hereby agrees not to consummate any liquidation or dissolution of USI. For the avoidance of doubt, USI and its directors and officers shall not pursue, carry out or consummate such liquidation and dissolution of USI, including the liquidating distribution to USI’s stockholders, as described in the Proxy Statement during the Negotiation Period. Additionally, if the Investment (as defined below) closes prior to the expiration of the Negotiation Period, or unless otherwise agreed to between USI and A&C in writing, USI hereby agrees that it shall not pursue, carry out or consummate any liquidation or dissolution of USI, including the liquidating distribution to USI’s stockholders, and shall instead pursue the Distribution (as defined below).

Section 3. New York Stock Exchange Listing Preservation. During the Negotiation Period, USI shall use its best efforts to preserve and maintain the listing of its Common Stock on the New York Stock Exchange (“NYSE”). For the avoidance of doubt, USI and its directors and officers shall not take any actions or omit to take any actions that directly or indirectly cause (a) the Common Stock of USI to be delisted from NYSE or (b) trading of the Common Stock to be suspended from trading on NYSE. During the Negotiation Period, USI will file its Form 10-K for the period ended March 31, 2025 and all other filings required by the Securities Exchange Act of 1934, as amended. Notwithstanding the foregoing, USI shall be permitted to take such actions required under the terms of the APA.

Section 4. Subsidiary. Within five business days following the approval of the Asset Sale at the Meeting, USI shall create a wholly owned subsidiary that will be engaged in a business to be mutually agreed to by USI and A&C. USI and A&C shall determine the name of such subsidiary at the time such subsidiary is formed.

Section 5. A&C Investment. Following the approval of the Asset Sale by USI’s stockholders at the Meeting, USI and A&C agree to use their commercially reasonable efforts to negotiate, facilitate and close an investment in USI by A&C, or one of its affiliates, and/or a non-related third party through a convertible note (the “Convertible Note”) that will be convertible into Common Stock equal to a value of up to 19.9% of USI’s market capitalization as of the date of the closing of such investment at a conversion price of 80% of the average of the daily volume-weighted average price of the Common Stock for the five trading day period immediately preceding the execution of such convertible note (the “Investment”). The terms of each of the Convertible Note and the Operating Costs Convertible Note referred to below will include, among other terms, that (i) such Note may only be converted subsequent to the record date for the payment by USI of the dividend herein referenced, and (ii) repayment of any portion of the Investment used for the specified expenses referred to herein below in clause (c) shall be exclusively from the conversion feature of the Convertible Note. The intention of the Parties is that the net proceeds of the Investment would be used exclusively (a) to provide USI with operating capital for such business referred to in Section 4 above, (b) for payment of a dividend to the USI stockholders in an amount that provides value per share of Common Stock (accounting for applicable taxes) comparable to the liquidating distribution that would have been paid to USI stockholders as described in the Proxy Statement (the “Distribution”), (c) for specified expenses of USI such as SEC reporting costs, NYSE listing costs, and for the cost of directors and officers liability insurance. In addition, the intention of the Parties is that the net proceeds from the Asset Sale would also be used to fund the Distribution. Prior to consummating the Investment, USI and A&C will use their commercially reasonable efforts to work together to determine the appropriate amount of the Distribution to be paid in order to reflect the difference in the tax treatment to USI’s stockholders as a result of receiving the Distribution described in this Section 5 as opposed to the liquidating distribution described in the Proxy Statement. The Distribution will be paid to USI’s stockholders following the closing of the Asset Sale. However, nothing herein obligates A&C, or one of its affiliates, and/or a non-related third party to make the Investment other than an investment solely to cover USI’s SEC reporting costs and expenses associated with USI’s Form 10-K for the year ended March 31, 2025 and USI’s NYSE listing fees. Such investment will be made within 30 days of the date hereof in the form of a convertible note with similar terms to the terms of the Convertible Note described above, which will include an original issue discount feature (the “Operating Costs Convertible Note”). The Parties agree that the principal amount of the Operating Costs Convertible Note shall not exceed $400,000.

Section 6. USI’s Board of Directors.

(a)       Within five business days after the approval of the Asset Sale by USI’s stockholders at the Meeting, A&C shall have the right to appoint two directors to the USI Board of Directors (the “Board”). In connection with the Investment, A&C and USI will negotiate the composition of the Board for the period subsequent to the Investment.

(b)       Within five business days following the approval of the Asset Sale by USI’s stockholders at the Meeting, USI shall cause the Board to amend USI’s By-laws to limit the total number of directors on the Board to a maximum of six directors and USI hereby agrees not to amend, modify or supplement such amended By-laws as it relates to this maximum of six directors on the Board until the earlier of (a) the end of the Negotiation Period or (b) the date of the closing of the Investment. Such amended By-laws shall be delivered to A&C immediately following the adoption of such amendment.

(c)       USI hereby agrees not to, and shall cause its directors and officers not to, take any action that will restrict or prohibit A&C and its affiliates from engaging in or consummating open market purchases of Common Stock or any additional investment in USI. For the avoidance of doubt, USI and its respective directors and officers shall not implement a poison pill, shareholder rights plan or any other contract or agreement that will restrict or prohibit A&C and its affiliates from engaging in or consummating open market purchases of Common Stock or any additional investment in USI.

(d)       USI hereby agrees to, and shall cause its directors and officers to, take all actions to ensure that the transactions contemplated in connection with this MOU and any purchases by A&C, of any of its affiliates, of Common Stock would not subject A&C, or any of its affiliates, to the Maryland Business Combination Act (Title 3, Subtitle 6 of the Maryland General Corporation Law).

(e)       Harvey Grossblatt, USI’s current President, Chief Executive Officer and Director, hereby agrees to remain as a director on the Board for a period of at least 24 months following the closing of the Asset Sale on such terms as shall be agreed upon by A&C and Harvey Grossblatt.

Section 7. Failure to Close Asset Sale. In the event the Asset Sale does not close, the Parties shall use their commercially reasonable efforts to collaborate with each other to determine the best course of action for USI’s business following the failure to close the Asset Sale.

Section 8. Specific Performance. The Parties hereby acknowledge and agree that the provisions of this MOU are of a special and unique nature, the loss of which may not be adequately compensated for in damages by an action at law, and that the breach or threatened breach of the provisions of this MOU by a Party or any of its representatives would cause the other Party irreparable harm and that money damages would not be an adequate remedy for any breach or threatened breach of the provisions of this MOU. Therefore, the Parties hereby agree on behalf of itself and its representatives that the non-breaching Party shall be entitled to seek equitable relief, including, without limitation, an injunction or injunctions (without the requirement of posting a bond, other security or any similar requirement or proving any actual damages), to prevent breaches or threatened breaches of this MOU by the other party or any of its representatives and to specifically enforce the terms and provisions of this MOU, this being in addition to any other remedy to which the non-breaching Party is entitled at law or in equity.

Section 9. Miscellaneous.

(a)       Notices. All notices, requests, demands and other communications to any party or given under this MOU will be in writing and delivered personally, by overnight delivery or courier, by registered mail or by email (with confirmation received) to the parties at the address specified for such parties on the signature pages hereto (or at such other address as may be specified by a party in writing given at least five business days prior thereto). All notices, requests, demands and other communications will be deemed delivered when actually received.

(b)       Counterparts. This MOU may be executed simultaneously in one or more counterparts, and by different parties hereto in separate counterparts, each of which when executed will be deemed an original, but all of which taken together will constitute one and the same instrument.

(c)       Amendment of MOU. This MOU may not be amended, modified or waived except by an instrument in writing signed on behalf of each of the Parties.

(d)       Successors and Assigns; Assignability. This MOU will be binding upon and inures to the benefit of and is enforceable by the respective successors and permitted assigns of the Parties. This MOU may not be assigned by any Party without the prior written consent of all other Parties. Any assignment or attempted assignment in contravention of this Section 9(d) will be void ab initio and will not relieve the assigning party of any obligation under this MOU. This MOU is not intended, and will not be construed, to create any rights in any parties other than the Parties and no person may assert any rights as third-party beneficiary hereunder.

(e)       Integration Severability; Ambiguity. This MOU contains and constitutes the entire agreement of the Parties with respect to the subject matter hereof and supersedes all prior negotiations, agreements and understandings, whether written or oral, of the Parties. If any term or other provision of this MOU is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this MOU will nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this MOU so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the original intent is fulfilled to the extent possible.

(f)       No Waiver; Remedies. No failure or delay by any Party in exercising any right, power or privilege under this MOU will operate as a waiver of the right, power or privilege. A single or partial exercise of any right, power or privilege will not preclude any other or further exercise of the right, power or privilege or the exercise of any other right, power or privilege. The rights and remedies provided in this MOU will be cumulative and not exclusive of any rights or remedies provided by law.

(g)       Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY LAWSUIT, PROCEEDING OR ACTION TO ENFORCE OR DEFEND ANY RIGHT UNDER THIS MOU OR ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR TO BE DELIVERED IN CONNECTION WITH THIS MOU AND AGREES THAT ANY LAWSUIT, PROCEEDING OR ACTION WILL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

(h)       Governing Law; Submission to Jurisdiction. This MOU will be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed entirely within that State, without reference to conflicts of law provisions. Each of the Parties hereby (i) agrees that any lawsuit, proceeding or action with respect to this MOU may be brought only in the courts of the State of New York or of the United States of America for the Southern District of New York, (ii) accepts for itself and in respect of its property, generally and unconditionally, the exclusive jurisdiction of such courts, (iii) irrevocably waives any objection, including, without limitation, any objection to the laying of venue or based on the grounds of forum non conveniens, which it may now or hereafter have to the bringing of any lawsuit, proceeding or action in those jurisdictions, and (iv) irrevocably consents to the service of process of any of the courts referred to above in any lawsuit, proceeding or action by the mailing of copies of the process to the Parties as provided in Section 9(a) above. Service effected as provided in this manner will become effective ten calendar days after the mailing of the process.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this MOU to be executed as of the date and year first written above.

UNIVERSAL SECURITY INSTRUMENTS, INC.

Address:	By:	/s/ Harvey Grossblatt
11407A Cronhill Drive		Name:	Harvey Grossblatt
Owings Mills, MD 21117		Title:	President

AULT & COMPANY, INC.
Address:
11411 Southern Highlands Parkway,	By:	/s/ Milton C. Ault, III
Suite 190		Name:	Milton C. Ault, III
Las Vegas, Nevada 89141		Title:	Chairman & CEO

Solely with respect to Section 6(e):

Address:
11407A Cronhill Drive	/s/ Harvey Grossblatt
Owings Mills, MD 21117	HARVEY GROSSBLATT

[Signature Page to Memorandum of Understanding]